April 24, 2019

John W. Breda
President and Chief Executive Officer
Delmar Bancorp
2245 Northwood Drive
Salisbury, MD 21801

       Re: Delmar Bancorp
           Registration Statement on Form S-4
           Filed March 29, 2019
           File No. 333-230599

Dear Mr. Breda:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed March 29, 2019

Cover Page

1. Please revise the cover page to indicate the aggregate merger consideration of the transaction.
Summary
The Companies, page 5

2. You disclose that Delmarva converted to a Delaware chartered state bank in 1996 which is not consistent with the disclosure appearing on page 104 that the bank was reorganized as a Delaware state chartered bank in 2003. Please revise, as appropriate. John W. Breda
FirstName LastNameJohn W. Breda
Delmar Bancorp
Comapany NameDelmar Bancorp
April 24, 2019
April 2 2019 Page 2
Page 24,
FirstName LastName
Selected Consolidated Financial and Other Data of Delmar, page 13

3. We note several typographical errors in the tables on pages 13 and 14. Please revise and ensure that similar disclosures are accurate and consistent throughout the document.
Unaudited Pro Forma Combined Financial Information, page 18

4.       Please tell us how you have reflected the exercise of the Series B
Warrant.
Unaudited Pro Forma Combined Balance Sheet , page 20

5. It is unclear how you computed pro forma adjustment (6) of $742 to Other Assets. Please revise to disclose the nature and amount of the components of the adjustment.
6. It is unclear how you computed pro forma adjustment (7) of $8,919 to Common Equity.
         Please revise to disclose the nature and amount of the components of the adjustment.
Unaudited Pro Forma Combined Statement of Income, page 21

7. Please disclose historical and fully diluted per share data for Delmar, and primary and fully diluted pro forma per share data directly attributable to the transaction on the face of the pro forma combined statement of income together with the number of shares used to compute such per share data. Please refer to Rule 11-02 (b) (7) of Regulation S-X.
Footnotes to Unaudited Pro Forma Combined Statement of Income, page 22

8. We note pro forma adjustment (2) to Total Interest Income. Please tell why you reflected the 2.00% opportunity cost of cash used in the transaction expense and on reinvestment of warrants exercise proceeds or tell us how this adjustment gives effect to events that are (i) directly attributable to the transaction, and are
(ii) factually supportable
         pursuant to Rule 11-02 (b) (6) of Regulation S-X. In addition, it is not clear why you have included an adjustment for the Accretion of AOCI when you have eliminated AOCI in adjustment (7) to the unaudited pro forma combined balance sheet.
9. We note pro forma adjustment (3) to Noninterest Expense. Please tell us how the 21%
         pre-tax cost savings on projected noninterest expense in the years 2019-2022 and 2%
         annual growth in noninterest expense thereafter with 25% of efficiencies realized in 2019, and 100% of efficiencies realized in years thereafter, gives effect to events that are (i)
         directly attributable to the transaction, and are (ii) factually supportable pursuant to Rule
         11-02 (b) (6) of Regulation S-X.
10. Please tell us how you reflected major new compensation contracts with management since the new contracts were entered into as part of the share exchange agreement.
 John W. Breda
FirstName LastNameJohn W. Breda
Delmar Bancorp
Comapany NameDelmar Bancorp
April 24, 2019
April 3 2019 Page 3
Page 24,
FirstName LastName
Risk Factors
Partners shareholders will have a reduced ownership and voting interest after the share exchange..., page 24

11. We note the disclosure that it is expected that the former shareholders of Partners as a group will receive shares in the share exchange constituting approximately 45% of the outstanding shares of Delmar common stock immediately after the share exchange, assuming the exercise of all options and warrants to purchase Partners common stock.
         Please revise this disclosure to also state the percentage of outstanding shares of Delmar common stock immediately after the share exchange assuming that options and warrants to purchase Partners common stock, other than the Series B Warrants, will not be exercised in order to be consistent with the disclosure appearing on page 18 under the title
         Unaudited Pro Forma Combined Financial Information.
Background of the Share Exchange, page 53

12. Please revise this section to describe the material terms of the discussions and negotiations that you and Virginia Partners Bank had on the share exchange ratio and how and when you ultimately agreed upon a 1.7179 share exchange figure. Also clarify whether this final exchange ratio was included in the draft share exchange agreement dated December 7,
         2018, which was reviewed by Sandler O'Neill in connection with its fairness opinion.
13. We note disclosure elsewhere that the Partners board voted to approve the share exchange agreement both with and without Mr. Lehman present and voting. Please revise your disclosure to provide more detail regarding any steps that either party took with respect to
         Mr. Lehman's involvement in the negotiation and approval of the transaction. Please clarify what role, if any, Mr. Lehman had in this regard, including whether he participated in meetings involving either party, its directors or advisors where the transaction was discussed. Please also clarify what consideration each board gave to Mr. Lehman's interests in both companies in approving the share exchange agreement, and in Partner's case, recommending it to shareholders.
Proposal 1: The Share Exchange, page 53

14. We note your statement that investors should not rely on the representations and warranties set forth in the share exchange agreement. Please revise to remove any implication that the share exchange agreement does not constitute public disclosure under the federal securities laws.

Opinion of Partners' Financial Advisor, page 60

15. We note that Sandler O'Neill reviewed internal financial projections for Partners and for
         Delmar for the years ended December 31, 2018 through December 31, 2022. Please revise to disclose all material projections that the parties exchanged, directly or through
 John W. Breda
FirstName LastNameJohn W. Breda
Delmar Bancorp
Comapany NameDelmar Bancorp
April 24, 2019
April 4 2019 Page 4
Page 24,
FirstName LastName
         any financial advisor in connection with the consideration of the transaction or Sandler's fairness determination.
16. Please provide us supplementally with a copy of any board book or similar material that
         Sandler O'Neill presented to the Partners board in connection with its fairness opinion.
Delmar's Reasons for the Share Exchange, page 72

17. We note disclosure that Delmar received a presentation and opinion from FIG Partners
         LLC regarding the fairness of the consideration to shareholders of Delmar. Please include the information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A
         regarding this opinion, as it appears to materially relate to the transaction and has been referred to in the prospectus.
U.S. Federal Income Tax Consequences of the Share Exchange Generally, page 102

18. Please revise the disclosure relating to counsels' opinions to state that the discussion of tax consequences in the prospectus constitutes counsels' opinions. Director Compensation, page 130

19. Please revise this section to indicate any payment your chairman receives annually for serving as the chair in addition to the $10,000 each nonemployee director receives for serving on the board.
Information About Delmar
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 133

20. Please revise the first full paragraph to refer to the acquisition method of accounting in the context of the Liberty Bell Bank acquisition.
Financial Condition, page 134

21. We note the disclosure that net loans grew $50.4 million, or 78.0% for the year ended
         December 31, 2018. Please revise to disclose that net loans grew $162.8 million, or 35.2%
         for the year ended December 31, 2018 consistent with the change noted in the consolidated balance sheet.
Annex E - Delmar Financial Statements
Index to Consolidated Financial Statements
Audited Consolidated Financial Statements
Independent Auditors' Report, page E-1

22. Please revise the independent auditors' report to comply with new auditing standard AS
         3101.
 John W. Breda
Delmar Bancorp
April 24, 2019
Page 5
Consolidated Statements of Income for the Years Ended December 31, 2018 and 2017, page E-4

23. Please revise the Consolidated Statements of Income to reclassify (Losses) gains on other real estate owned to Other Expenses pursuant to Rule 9.04 (14) of Regulation S-K. In addition, revise the related sections of the filing.
Notes to Consolidated Financial Statements
Note 1. Nature of Business and its Significant Accounting Policies
Recent Accounting Pronouncements, page E-13

24.      Please revise to include the disclosures required by ASU 2014-09
Revenue from
         Contracts with Customers (Topic 606).
Exhibits

25. Please include a consent for the two directors from Virginia Partners Bank that you have identified as joining your Board following the completion of the Share Exchange. Refer to Rule 438.
26. Please revise Exhibit 8.2 to opine that the descriptions of the law and the legal conclusions contained in the S-4 under the caption "Material U.S. Federal Income Tax Consequences
         Relating to the Share Exchange" represent counsel's legal opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christina Harley, Staff Accountant at (202) 551-3695 or
Gus
Rodriguez, Accounting Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff
Attorney at (202) 551-3234 or Pamela Long, Assistant Director at (202) 551-3765 with any other questions.



FirstName LastNameJohn W. Breda                                Sincerely,
Comapany NameDelmar Bancorp
                                                               Division of
Corporation Finance
April 24, 2019 Page 5                                          Office of
Financial Services
FirstName LastName